

February 18, 2011

Brendan Powderly
Chief Executive Officer
Inspired Builders, Inc.
288 North Street
Georgetown, MA 01833

> **Re:** **Inspired Builders, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 8, 2011**
> **File No. 333-171636**

Dear Mr. Powderly:

We have reviewed your response letter dated February 8, 2011 and the above-referenced filing, and have the following comments.

General

1. Please provide updated financial information as required by Rule 8-08 of Regulation S-X.

Interests of Named Experts and Counsel, page 10

2. We note that in response to comments 29 and 30 of in our letter dated February 3, 2011 you have deleted the names of counsel and your auditor from "Interests of Named Experts and Counsel." Based on your response, it appears that disclosure is not required pursuant to Item 509 of Regulation S-K, however, Paragraph 23 of Schedule A to the Securities Act of 1933 requires that a Section 10 prospectus disclose "the names and addresses of counsel who have passed on the legality of the issue." Please revise your prospectus accordingly, placing the required information under either an "Experts" or "Legal Matters" section heading. In addition, given that the auditor is an expert for purposes of Section 11 in connection with this offering, please also name the auditor as an expert, placing the information under an "Experts" section heading, and state that the financial statements have been included in reliance on the report by your auditor given the authority of the auditor as an expert in auditing and accounting. Finally, please have counsel and your auditor revise their consents to also consent to the use of their names under such section headings.

Insurance, page 11

3. We note that you have deleted the disclosure relating to your insurance coverage and replaced it with duplicative disclosure regarding your marketing strategy. Please delete this disclosure and instead provide disclosure regarding your general liability insurance policy of $1,000,000, as discussed in your response to comment 1 in our letter dated February 3, 2011.

Transactions with Related Persons, Promoters and Certain Control Persons, page 19

4. We note the disclosure in response to comment 23 in our letter dated February 3, 2011 that Mr. Powderly's loan to the Company was made in January 2010 and has a maturity date of one-year from the closing of the loan. Please disclose the amount of the loan outstanding as of the latest practicable date. See Item 404(d) of Regulation S-K.

Exhibit 10.2

5. Please file an executed copy of the employment agreement with Brendan Powderly.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732, or John Cash, Accounting Branch Chief, at 202-551-3768, if you have questions regarding comments on the financial statements and related matters. You may contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3765 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Gregg E. Jaclin, Esq. (*via facsimile at* (732) 577-1188)
Anslow & Jaclin, LLP